EXHIBIT 99.1

ZJK Industrial Co. Ltd. to Present at the 2025 Microcap Conference in Atlantic City

Shenzhen, China – January 22, 2025 (GLOBE NEWSWIRE) – ZJK Industrial Co. Ltd. (NASDAQ: ZJK) (“ZJK Industrial” or the “Company”), a high-tech precision parts and hardware manufacturer for artificial intelligence (AI) infrastructure and smart technologies, is pleased to announce its participation in The Microcap Conference 2025, the premier event for growth-focused companies and investors. The conference will take place January 28-30, 2025, at the Borgata Hotel Spa & Casino in Atlantic City, NJ.

ZJK Industrial’s management team will deliver a corporate presentation and engage in one-on-one meetings with institutional and individual investors to discuss the Company’s recent developments, growth strategy, and investment opportunities.

About The Microcap Conference 2025

As introduced on its website, The Microcap Conference is the largest independent microcap event in the U.S., bringing together top-tier investors and executives from microcap companies. The event offers a platform for companies to showcase their value propositions through presentations, one-on-one meetings, and networking opportunities.

The 2025 event will feature:

●	Keynote Speakers: Renowned industry figures, including Jon Ledecky, Co-Owner of the New York Islanders, who will engage in a fireside chat with CNBC’s Bob Pisani; plus Tom Gardner, CEO of Motley Fool, who will share insights on investing, market trends, and entrepreneurial success.

●	Expert Panels and Presentations: Financial commentators Ron Insana (CNBC) and Charlie Gasparino (FOX Business) will cover critical topics for the US equity markets, from capital formation to regulatory updates and market trends.

●	Entertainment Headliner: A special performance by Tom Papa, celebrated comedian and host of Netflix specials, ensuring a memorable evening for attendees.

Hosted by DealFlow Events, The Microcap Conference is renowned for its blend of high-quality content, engaging networking, and exceptional entertainment. For more information, visit https://themicrocapconference.com.

About ZJK Industrial

ZJK Industrial Co., Ltd. is a high-tech enterprise specializing in the manufacture and sale of precision fasteners, structural parts and customized metal parts applied in a variety of next generation industries, including liquid cooling systems and data center development for A.I. infrastructure, 5G base stations, smart electronic devices, EVs and charging stations, aerospace, energy storage systems, and medical devices. As a supplier to global industry leaders since 2003, the Company offers fast delivery, sustained and highly specialized support to its customers from its team of experienced engineers, R&D, and quality control systems alongside a growing fleet of highly automated and precision manufacturing and testing equipment. ZJK Industrial’s core business includes standard screws, precision screws, nuts and other nano-parts for specialized applications, high-strength, heat-resistant bolts and nuts, precision parts made from recycled materials, turning and Computer Numerical Control (CNC) machining parts, and Surface Mounting Technology (SMT) for miniature parts packaging. For more information, please visit the Company’s website at https://ir.zjk-industrial.com/.

Media Contact:

ZJK Industrial Co., Ltd.
Phone: +86-755-28341175
Email: ir@zjk-industrial.com

Daniel Kennedy – Director of Business Development
Phone: +1 (646) 256-3453
Email: daniel.k@zjk-industrial.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1 (646) 932-7242

Email: investors@ascent-ir.com